SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

03155 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	April 28, 2017
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

KT 1Q17 Earnings Release
Global No. 1 KT
Investor Relations | 2017. 4. 28. kt

Disclaimer
This presentation has been prepared by KT Corp.(the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented.
Please be informed that items included in our operating income have been prepared in accordance with K-IFRS 1001 released on October 17, 2012, which was revised to coincide with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”).
The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment.
Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors.
The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose.
If you have any related questions to this material, please contact IR department.
Tel : 82-2-3495-3557, 3558, 3564, 5529, 5343, 5344
Fax : 82-2-3495-5917

Contents
1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

K-IFRS / Consolidated
1-1 Financial Highlights
Income Statement
Operating Revenue
KRW 5,611.7bn, (YoY) +1.8%
Service Revenue
KRW 4,948.5bn, (YoY) +1.0%
Operating Income KRW 417bn, (YoY) +8.3%
Net Income
KRW 224.3bn, (YoY) +4.3%
EBITDA
KRW 1,267.6bn, (YoY) +4.3%
(Unit: KRW bn)
1Q16 4Q16 1Q17 QoQ YoY
Operating revenue 5,515.0 6,021.1 5,611.7 -6.8% 1.8%
Service revenue 4,899.3 5,026.5 4,948.5 -1.6% 1.0%
Merchandise revenue 615.7 994.6 663.1 -33.3% 7.7%
Operating expense 5,129.9 5,794.7 5,194.7 -10.4% 1.3%
Operating income 385.1 226.3 417.0 84.2% 8.3%
Margin (%) 7.0% 3.8% 7.4% 3.7%p 0.4%p
Non-operating income
(loss) -67.0 -54.7 -99.0 81.1% 47.8%
Income before taxes 318.1 171.6 318.0 85.3% -0.1%
Net income 215.1 93.0 224.3 141.3% 4.3%
Margin (%) 3.9% 1.5% 4.0% 2.5%p 0.1%p
EBITDA 1,215.7 1,076.0 1,267.6 17.8% 4.3%
Margin (%) 22.0% 17.9% 22.6% 4.7%p 0.5%p

K-IFRS / Consolidated
1-2 Financial Highlights
Operating Expenses
Operating Expenses
KRW 5,194.7bn, (YoY) +1.3%
Labor Cost
KRW 869.8bn, (YoY) +1.9%
General Expenses
KRW 2,408.3bn, (YoY) +0.1%
Selling Expenses
KRW 462.2bn, (YoY) -3.9%
Marketing Expense KRW 639.5bn, (YoY) -2.4%
(Unit : KRW bn)
1Q16 4Q16 1Q17 QoQ YoY
Operating Expenses 5,129.9 5,794.7 5,194.7 -10.4% 1.3%
Labor cost 853.7 915.3 869.8 -5.0% 1.9%
General expenses 2,405.4 2,577.2 2,408.3 -6.6% 0.1%
Cost of service provided 596.1 576.1 627.3 8.9% 5.2%
Selling expenses 480.8 566.5 462.2 -18.4% -3.9%
Cost of merchandise 794.0 1,159.7 827.0 -28.7% 4.2%
(Unit : KRW bn)
1Q16 4Q16 1Q17 QoQ YoY
Marketing Expenses 655.5 702.5 639.5 -9.0% -2.4%
KT Separate, Profit from handset sales adjusted / Selling expenses + Advertising expenses

K-IFRS / Consolidated 1-3 Financial Highlights Financial Position Debt Position Borrowings: KRW 7,345.2bn Net Debt: KRW 5,343.1bn Debt Ratio Debt to Equity: 135.5% Net Debt to Equity: 41.8%
(Unit: KRW bn) 1Q16 4Q16 1Q17 QoQ YoY Assets 29,484.8 30,587.7 30,102.6 -1.6% 2.1%
Cash and cash Equivalents 2,791.9 2,900.3 2,002.1 -31.0% -28.3%
Debt 17,292.5 17,793.0 17,319.3 -2.7% 0.2%
Borrowings 8,842.8 8,120.8 7,345.2 -9.6% -16.9%
Equity 12,192.3 12,794.8 12,783.3 -0.1% 4.8%
Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0%
Net Debt 6,050.9 5,220.5 5,343.1 2.3% -11.7%
Debt/Equity 141.8% 139.1% 135.5% -3.6%p -6.3%p
Net Debt/Equity 49.6% 40.8% 41.8% 1.0%p -7.8%p Debt to Equity Net Debt to Equity
141.8% 130.3% 137.9% 139.1% 135.5% 49.6% 41.7% 37.7% 40.8% 41.8% 1Q 16 2Q 16 3Q 16 4Q 16 1Q17

K-IFRS / KT Separate 1-4 Financial Highlights CAPEX Total CAPEX 1Q Execution KRW 312.9bn CAPEX Breakdown Access Network: KRW 200.9bn Backbone Network: KRW 42.2bn B2B: KRW 25.6bn Others: KRW 44.2bn 2017 Guidance KRW 2.4tn Execution Ratio: 13.0% 3,711 2,475 476 261 499 2012 3,313 1,870 466 241 736 2013 2,514 1,362 428 394 330 2014 2,397 1,316 492 362 227 2015 2,359 1,133 452 517 258 2016 2,400 1,154 516 361 369 2017 Guidance 313 1Q17 (Unit: KRW bn) Access Backbone B2B Others 6

1 Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

.K-IFRS / Consolidated 2-1 Business Overview Wireless Wireless Revenue down by 3.1% YoY Wireless Revenue decreased on abolition of activation fee and accounting change in ‘Handset Protection Plan’ Net adds and LTE penetration continues 1Q MNO net adds 242k 2nd device growth continues LTE penetration ratio 75.9% (Unit : KRW bn) 1Q16 4Q16 1Q17 QoQ YoY Wireless 1,851.0 1,803.1 1,793.9 -0.5% -3.1% Service 1,650.4 1,659.8 1,632.8 -1.6% -1.1% Interconnection 135.8 62.3 126.8 103.5% -6.6% Others 64.8 81.0 34.2 -57.7% -47.1% 18,180 72.7% 1Q 16 18,378 74.1% 2Q 16 18,678 74.5% 3Q 16 18,892 75.5% 4Q 16 (Unit: 1,000) 19,234 75.9% 1Q 17 Subscribers % of LTE 8

K-IFRS / Consolidated 2-2 Business Overview Wireline Wireline down by 1.9% YoY Telephony Telephony up by 1.1% QoQ on increased international traffic related revenue Broadband Revenue up by 4.4% YoY on GiGA driven subs/ARPU growth GiGA subs reached 2.8million (Unit : KRW bn) 1Q16 4Q16 1Q17 QoQ YoY Wireline 1,278.7 1,245.0 1,254.3 0.7% -1.9% Telephony 532.7 484.6 489.8 1.1% -8.0% Broadband 475.3 490.4 496.2 1.2% 4.4% Line lease 270.7 269.9 268.2 -0.6% -0.9% (Unit: 1,000) 8,375 15.9% 1Q 16 8,434 20.5% 2Q 16 8,478 24.1% 3Q 16 8,516 28.5% 4Q 16 8,573 33.0% 1Q 17 Subscribers % of GiGA 9

K-IFRS / Consolidated 2-3 Business Overview Media / Contents Media/Contents up by 16.6% YoY Media Revenue up by 10.2% YoY on ‘GiGA Genie’ launch that led to media platform base expansion and enhanced subs quality IPTV subs reached 7.1million Contents (Nasmedia) Strong growth by targeting digital broadcasting/ mobile Ads and acquiring NSM (KTH) Revenue up on T-Commerce and contents distribution expansion (Unit : KRW bn) 1Q16 4Q16 1Q17 QoQ YoY Media/Contents 445.9 513.7 519.7 1.2% 16.6% Media 385.2 419.6 424.3 1.1% 10.2% Contents 60.7 94.1 95.4 1.3% 57.1% Subscribers (Unit : 1,000) 6,675 6,813 6,928 7,042 7,161 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 Number of IPTV subscribers differ from MSIP’s release as MSIP number applies “Combined Market Share Regulation” under the IPTV law. (Average of KT’s pay TV subscribers as 1H of 2016(average subs for 6 months) are 5,468,540.) 10

K-IFRS / Consolidated 2-4 Business Overview Finance and Other service Finance Revenue Revenue up by 3.0% YoY on BC Card’s increased transaction volume of credit /check card Other Service Revenue Revenue up by 6.5% YoY on steep real estate revenue growth Merchandise Revenue Revenue up by 7.7% YoY on higher handset volume with 2nd device expansion (Unit : KRW bn) 1Q16 4Q16 1Q17 QoQ YoY Finance 822.6 881.1 847.0 -3.9% 3.0% Other Service 501.1 583.6 533.7 -8.6% 6.5% IT/Solution 218.1 254.9 212.4 -16.7% -2.6% Real estate 62.5 100.1 114.2 14.0% 82.7% Other subsidiaries 220.5 228.5 207.1 -9.4% -6.1% (Unit : KRW bn) 1Q16 4Q16 1Q17 QoQ YoY Merchandise Revenue 615.7 994.6 663.1 -33.3% 7.7% 11

Q & A
1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

4-1 K-IFRS Quarterly Income Statements

(Unit: KRW bn)

Consolidated I/S	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Operating revenue	**5,515.0**	**5,677.6**	**5,529.9**	**6,021.1**	**5,611.7**
Service Revenue	**4,899.3**	**5,041.2**	**5,040.0**	**5,026.5**	4,948.5
Wireless	1,851.0	1,880.1	1,884.1	1,803.1	1,793.9
Fixed line	1,278.7	1,286.2	1,255.0	1,245.0	1,254.3
Media/Contents	445.9	470.9	494.6	513.7	519.7
Finance	822.6	857.6	866.4	881.1	847.0
Others	501.1	546.4	539.8	583.6	533.7
Merchandise rev.	**615.7**	**636.4**	**489.9**	**994.6**	**663.1**
Operating expense	**5,129.9**	**5,250.7**	**5,128.4**	**5,794.7**	**5,194.7**
Service expense	**4,336.0**	**4,435.6**	**4,459.7**	**4,635.0**	**4,367.7**
Labor expense	853.7	856.5	852.1	915.3	869.8
General expense	2,405.4	2,439.2	2,488.8	2,577.2	2,408.3
Cost of svc provided	596.1	613.3	639.6	576.1	627.3
Selling expense	480.8	526.6	479.1	566.5	462.2
Cost of merch sold	**794.0**	**815.1**	**668.7**	**1,159.7**	**827.0**
Operating income	**385.1**	**427.0**	**401.6**	**226.3**	**417.0**
N-OP income (loss)	**-67.0**	**-100.5**	**-90.8**	**-54.7**	**-99.0**
N-operating income	144.3	70.4	218.8	228.5	283.6
N-operating expense	216.2	174.7	310.0	276.6	379.5
Equity Method (G/L)	4.9	3.8	0.4	-6.6	-3.2
Income bf taxes	**318.1**	**326.5**	**310.8**	**171.6**	**318.0**
Income tax	103.0	71.2	76.3	78.7	93.6
Income from con op	**215.1**	**255.2**	**234.5**	**93.0**	**224.3**
Income from discon. op	0.0	0.0	0.0	0.0	0.0
Net income	**215.1**	**255.2**	**234.5**	**93.0**	**224.3**
NI contribution to KT	186.0	230.1	211.4	83.6	200.8
EBITDA	**1,215.7**	**1,257.2**	**1,236.3**	**1,076.0**	**1,267.6**
EBITDA Margin	22.0%	22.1%	22.4%	17.9%	22.6%

KT Separate I/S	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Operating revenue	**4,200.9**	**4,203.5**	**4,101.6**	**4,522.9**	**4,161.4**
Service Revenue	**3,608.9**	**3,675.7**	**3,658.2**	**3,584.4**	**3,541.3**
Wireless	1,834.1	1,859.3	1,864.6	1,780.3	1,770.5
Fixed line	1,262.1	1,262.4	1,240.7	1,216.9	1,231.2
Media/Contents	243.3	256.5	271.3	273.8	279.9
Other service	269.5	297.5	281.5	313.4	259.6
Merchandise rev.	**591.9**	**527.8**	**443.4**	**938.5**	**620.1**
Operating expense	**3,913.6**	**3,881.6**	**3,798.3**	**4,375.7**	**3,842.5**
Service expense	**3,212.0**	**3,236.3**	**3,225.4**	**3,373.4**	**3,106.4**
Labor expense	500.5	492.1	493.3	536.8	497.8
General expense	1,667.5	1,668.3	1,688.5	1,765.6	1,605.6
Cost of svc provided	519.4	531.9	525.8	459.3	500.8
Selling expense	524.6	543.9	517.9	611.7	502.2
Cost of merch sold	**701.6**	**645.3**	**572.9**	**1,002.3**	**736.1**
Operating income	**287.2**	**321.9**	**303.2**	**147.2**	**318.9**
N-OP income (loss)	**74.2**	**-92.3**	**-91.5**	**84.5**	**39.3**
N-operating income	277.1	62.7	197.5	233.6	389.0
N-operating expense	202.9	155.0	288.9	149.1	349.6
Income bf taxes	**361.4**	**229.7**	**211.7**	**231.7**	**358.3**
Income tax	82.8	28.3	45.3	68.8	73.7
Net Income	**278.6**	**201.3**	**166.5**	**162.9**	**284.6**
EBITDA	**1,033.8**	**1,067.1**	**1,053.6**	**910.5**	**1,083.8**
EBITDA Margin	24.6%	25.4%	25.7%	20.1%	26.0%

14

4-2 K-IFRS Statement of Financial Position

(Unit: KRW bn)

Consolidated	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Asset	29,484.8	28,624.2	30,135.8	30,587.7	30,102.6
Current assets	9,436.3	8,838.8	10,105.2	9,643.3	9,858.1
Cash & cash equivalents	2,791.9	3,043.2	3,460.8	2,900.3	2,002.1
Trade & other rec	3,331.9	3,353.2	3,312.4	3,360.2	3,196.7
Inventories	535.2	434.5	365.0	378.0	499.0
Other current assets	2,777.3	2,007.9	2,967.1	3,004.8	4,160.2
Non-current assets	20,048.4	19,785.4	20,030.6	20,944.4	20,244.5
Trade & other rec	563.6	642.7	568.9	692.0	609.6
P.P.E	13,943.6	13,848.5	13,869.5	14,312.1	13,865.5
Other non-cur assets	5,541.3	5,294.2	5,592.2	5,940.4	5,769.4
Liabilities	17,292.5	16,194.2	17,468.1	17,793.0	17,319.3
Current liabilities	8,961.1	8,608.6	9,271.8	9,466.1	9,714.6
Trade & other payables	6,251.2	5,705.5	6,586.5	7,075.8	7,384.0
Short-term borrowings	2,076.7	2,287.2	2,068.9	1,820.0	1,647.5
Other current liabilities	633.2	615.9	616.4	570.4	683.1
Non-current liabilities	8,331.4	7,585.5	8,196.3	8,326.8	7,604.7
Trade & other payables	481.4	477.4	758.6	1,071.6	886.9
Long-term borrowings	6,766.1	5,940.3	6,167.3	6,300.8	5,697.7
Other non-cur liabilities	1,083.9	1,167.9	1,270.4	954.4	1,020.0
Equity	12,192.3	12,430.1	12,667.7	12,794.8	12,783.3

KT Separate	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Asset	23,981.9	23,590.8	24,287.4	24,700.3	23,677.2
Current assets	5,116.5	5,016.5	5,416.4	4,851.1	4,502.2
Cash & cash equivalents	1,326.8	1,710.2	2,069.1	1,602.4	1,102.6
Trade & other rec	2,867.3	2,723.7	2,644.5	2,590.2	2,563.5
Inventories	347.1	239.1	159.0	178.1	287.2
Other current assets	575.3	343.5	543.8	480.4	548.8
Non-current assets	18,865.4	18,574.3	18,871.0	19,849.3	19,175.1
Trade & other rec	491.4	567.8	496.5	622.0	541.7
P.P.E	11,720.7	11,486.6	11,482.8	11,961.2	11,538.2
Other non-cur assets	6,653.3	6,519.9	6,891.7	7,266.0	7,095.2
Liabilities	13,438.4	12,847.7	13,376.6	13,615.8	12,492.0
Current liabilities	5,841.4	6,053.4	5,962.1	6,027.7	5,636.5
Trade & other payables	3,575.2	3,639.7	3,767.9	4,181.1	3,842.5
Short-term borrowings	1,903.8	2,082.6	1,865.1	1,608.1	1,433.4
Other current liabilities	362.4	331.2	329.0	238.5	360.6
Non-current liabilities	7,597.0	6,794.3	7,414.5	7,588.1	6,855.5
Trade & other payables	522.4	518.0	804.2	1,135.7	942.9
Long-term borrowings	6,415.3	5,580.4	5,842.2	5,961.0	5,370.6
Other non-cur liabilities	659.3	695.9	768.1	491.4	542.0
Equity	10,543.5	10,743.0	10,910.9	11,084.5	11,185.2

15

4-3 Subscribers (KT Separate)

Wireless	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	QoQ	YoY
Subscribers (Unit: 1,000)[1]							
Total (LTE+WCDMA)	**18,180**	**18,378**	**18,678**	**18,892**	**19,234**	**1.8%**	**5.8%**
Net additions	141	198	300	214	342	59.8%	142.6%
Gross additions	1,144	1,134	1,241	1,244	1,242	-0.2%	8.6%
Deactivation[2]	1,003	936	941	1,030	900	-12.6%	-10.3%
Churn rate	1.8%	1.7%	1.7%	1.8%	1.6%	-0.2%p	-0.2%p
LTE	13,209	13,612	13,921	14,262	14,608	2.4%	10.6%
LTE Penetration rate	72.7%	74.1%	74.5%	75.5%	75.9%	0.4%p	3.2%p
ARPU (KRW)[3]	**34,969**	**35,291**	**35,394**	**35,062**	**34,537**	**-1.5%**	**-1.2%**

Note1) Subscribers: MSIP's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)
Note2) Deactivation: Mandatory deactivation included
Note3) ARPU= Wireless revenue*/Wireless subscribers**
* Wireless revenue(3G+LTE and IoT included): Revenue of Voice and Data usage(Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included
** Wireless subscribers(3G+LTE and IoT included): Based on MSIP's guidelines for average billed subscribers in quarter
※ KT: Revenue of Handset Protection Plan excluded starring from Sep 2016 (Retroactively applied from 1Q16).

Wireline	1Q16	2Q16	3Q 16	4Q 16	1Q 17	QoQ	YoY
Subscribers (Unit: 1,000)							
Telephony	**16,554**	**16,450**	**16,337**	**16,266**	**16,129**	**-0.8%**	**-2.6%**
PSTN	13,115	12,993	12,882	12,791	12,679	-0.9%	-3.3%
VoIP	3,439	3,458	3,455	3,436	3,450	0.4%	0.3%
Broadband	**8,375**	**8,434**	**8,478**	**8,516**	**8,573**	**0.7%**	**2.4%**
IPTV	**6,675**	**6,813**	**6,928**	**7,042**	**7,161**	**1.7%**	**7.3%**

※ Number of IPTV subscribers differ from MSIP's release as MSIP number applies "Combined Market Share Regulation" under the IPTV law.
(Average of KT's pay TV subscribers as 1H of 2016(average subs for 6 months) are 5,468,540.)

16

Thank you kt